

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 19, 2012

Via E-mail
Mr. Hua Zhong
Joint Company Secretary
CNOOC Limited
Bank of China Tower, 65th Floor
One Garden Road
Central, Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **File No. 1-14966**

Dear Mr. Zhong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director